NOTE 1.   **ORGANIZATION AND NATURE OF BUSINESS**

Cadaret, Grant & Co., Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of a financial services company (the "Parent"). All shares of the Company were acquired by AWS 4, Inc. ("AWSI") on September 30, 2018. The Company's principal offices are located in Syracuse, New York, and Mount Arlington, New Jersey. The Company has registered representatives located throughout the United States. Major sources of revenues are investment advisory fees and commissions from sales of mutual funds and insurance products. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Cash and cash equivalents
Cash equivalents consist of highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Basis of presentation and use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The Company records commissions for the sale of insurance, mutual funds, and variable annuity products as such commissions are earned. Investment advisory fees are computed and recorded quarterly based on agreements with customers using the fair value of investments in customers' accounts at the end of each calendar quarter multiplied by each account's contractual rate. In May 2014, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers: Topic 606*, to supersede nearly all existing revenue recognition guidance under GAAP. The Company adopted the provisions of this guidance on January 1, 2018. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company. Refer to Note 3. *Revenue from Contracts with Customers*, for additional disaggregation of revenue in accordance with ASU 2014-09.

Securities transactions
Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis, with related commission income and expense reported on a trade date basis.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions and other receivables

Commissions and other receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged-off accounts are recorded when received.

Fixed assets

Fixed assets are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 7 years.

Income taxes

Effective January 1, 2010, the Company, with the consent of its stockholder, elected to report under the provisions of Subchapter S of the Internal Revenue Code and all applicable state tax codes. By electing Subchapter S status, income attributable to the Company will pass through to the stockholder, who will be responsible for any income taxes thereon.

On October 3, 2018, 100% of the stock of the Company was acquired by AWSI. Such transaction resulted in The Company's tax status changing from nontaxable to taxable for the remainder of the year ended December 31, 2018.

At October 3, 2018, no accruals were made for any amounts that were advanced or paid as dividends to the Parent to assist the stockholders of the Parent in paying their personal income taxes related to income attributable to the Company for the year tax year ended October 3, 2018. Generally, distributions of this type are recorded when they are declared by the Company's board of directors.

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred tax assets to the amounts that are more likely than to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflect in the period in which the change in judgement occurs.



NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

Pursuant to FASB ASC 820, *Fair Value Measurement*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

New accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. The update requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company evaluated the effect of the ASU, and determined there is no material effect on stockholder's equity, and related disclosures or on net capital when the ASU is read in conjunction with SEC's no action letter on this topic.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New accounting pronouncements (continued)

In November 2016, the FASB issued ASU 2016-18, which requires that amounts generally described as restricted cash to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 does not provide a definition of restricted cash or restricted cash equivalents. The Company adopted ASU 2016-18 on January 1, 2018. The new guidance will only be applicable to amounts described by the Company as restricted cash. As a result of the adoption of ASU 2016-18, beginning cash and cash equivalents has been adjusted to include cash segregated under federal and other regulations in the amount of $2,775,200 in the statement of cash flow for the year ended December 31, 2018. Included in ending cash and cash equivalents in the Company's statement of cash flow for the year ended December 31, 2018, is $2,779,964 of cash segregated under federal and other regulations.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3.   REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE 3. **REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)**

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in advance and are recognized as revenue over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregated Revenue from Contracts with Customers
The following table presents revenue by major source:

Revenue from contracts with customers	
Commissions	
Brokerage commissions	$ 38,460,271
Distribution fees	68,438,016
Total commissions revenue	106,898,287
Asset management fees	
Investment advisory fees	47,197,460
Total asset management fees	47,197,460
Total revenue from contracts with customers	$ 154,134,171

NOTE 4. **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.



NOTE 4. **CONCENTRATIONS OF CREDIT RISK (CONTINUED)**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2018, the amount in cash accounts exceeding federally insured limits was approximately $8,400,000.

NOTE 5. **CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

At December 31, 2018, cash of approximately $2,780,000 has been segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2018, amounts held in these reserve accounts exceeded regulatory requirements by approximately $2,750,000.

NOTE 6. **DEPOSIT WITH CLEARING BROKER**

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. The clearing agreement requires the Company to maintain a deposit of $100,000 with the clearing broker. Such amount bears interest at current market rates.

NOTE 7. **FAIR VALUE MEASUREMENTS**

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 7.   FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Assets:	Level 1	Level 2	Level 3	Total	Valuation technique
Investment Securities, at fair value:					
Financial Services	$ 2,148	$ -	$ -	$ 2,148	(a)
Total investment securities, at fair value	2,148	-	-	2,148	
Money market funds, included in cash and cash equivalents	2,819,290	-	-	2,819,290	(a)
Total	$ 2,821,438	$ -	$ -	$ 2,821,438	

Investment securities consist of marketable equity securities recorded at fair value, with changes in fair value recorded through earnings. There were no transfers between levels during the year.

NOTE 8.   INCOME TAXES

For both the pre and post acquisition periods, the Company reports its income taxes as part of a consolidated tax return filed by the former parent and Parent, respectively. Provision has been made for the Company's share of the consolidated provision. Federal, state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates.

The tax provision for the year ended December 31, 2018, consisted of the following:

Current
Federal	$	392,271
State		120,913
Total Current Provision	$	513,184

Deferred
Federal	$	138,506
State		37,661
Total Deferred Provision	$	176,167

| Total Income Tax Provision | $ | 689,351 |

NOTE 8.   **INCOME TAXES (CONTINUED)**

For the period ended December 31, 2018, the effective tax rate differed from the statutory rate principally due to the establishment of deferred tax balances. On October 3, 2018, 100% of the Company's was acquired by AWSI. Such transaction resulted in the Company's tax status changing from nontaxable to taxable. The Company has established a deferred tax liability balance of $162,284.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had deferred tax assets of $0 and deferred tax liabilities of $176,167 relating to depreciation as of December 31, 2018. There are no unremitted earnings in foreign jurisdictions and therefore no provision for taxes is required.

In the event the Company is charged interest or penalties related to income tax matters, the Company would record such interest as income tax expense and would record such penalties as other expense in the Consolidated Statement of Operations. No such charges have been incurred by the Company. For the year ended December 31, 2018, the Company had no uncertain tax positions.

NOTE 9.   **FIXED ASSETS**

Fixed assets consisted of the following at December 31, 2018:

Furniture and fixtures	$	120,192
Leasehold improvements		280,605
Equipment		4,678,504
		5,079,301
Less: accumulated depreciation		(4,317,042)
Fixed assets, net	$	762,259

Depreciation expense for the year ended December 31, 2018, amounted to $399,126.

NOTE 10.   **COMMITMENTS AND CONTINGENCIES**

The Company has entered into operating leases for its office facilities. At December 31, 2018, future minimum rental commitments under operating leases are as follows:

Year ending December 31:		
2019	$	590,795
2020		11,943
2021		6,967
Total	$	609,705

Rent expense charged to operations was $602,996 for the year ended December 31, 2018.



NOTE 10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

As of December 31, 2018, the Company is a defendant in various FINRA arbitration filings brought by former customers in relation to a former registered representative who is no longer with the Company and has since been convicted of misappropriating customer funds and making fraudulent misrepresentations. As part of the AWSI transaction disclosed in Note 1, the Company is indemnified by the previous owners for legal matters that arise, which relate to this matter. As such, the Company's management believes that the resolution of these matters will not result in any material adverse effect on the Company's financial statements.

NOTE 11. RELATED-PARTY TRANSACTIONS

Pursuant to an administrative service arrangement ("Arrangement") with affiliated organizations, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses it pays for these entities. For the year ended December 31, 2018, the amount of the reimbursement paid to the Company under this Arrangement was $44,381. The amount the Company paid for services provided under these agreements was $448,455. At December 31, 2018, there is a receivable of $2,766 from the affiliates and a payable of $483,547 to the affiliates.

NOTE 12. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $9,893,561, which was $9,318,274 in excess of its required net capital of $575,287. The Company's percentage of aggregate indebtedness to net capital was 87% at December 31, 2018.

NOTE 13. PROFIT SHARING PLAN

The Company has a qualified profit sharing retirement plan ("Plan") with a 401(k) deferred compensation provision covering all eligible employees as described in the Plan. The Company may make matching and/or discretionary contributions to the Plan, which are determined annually by management. The Company's contributions to the Plan, charged to operations, amounted to $553,983 for 2018.

